--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
    Dixon            Brian              R.          (Month/Day/Year)     F5 NETWORKS, INC. (FFIV)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        June 3, 1999      5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director           10% Owner         (Month/Day/Year)
 C/o F5 Networks, Inc.                              curity Number of    ----               ----
 200 First Avenue West                              Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X  title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                           VP of Operations and Secretary         Line)
                                                                           ------------------------------         Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
                                                                                                               ---
      Seattle, Washington              98119
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)
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   Common Stock                                        129,313                            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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 Option (right to buy)             6/26/97     6/3/2006      Common Stock       90,000(1)    $0.05        D
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 Option (right to buy)              6/3/98    5/31/2008      Common Stock       22,500(2)    $0.25        D
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 Option (right to buy)            10/28/98   10/27/2008      Common Stock       16,813(3)    $0.75        D
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 Option (right to buy)              1/1/99   12/31/2008      Common Stock       51,374(4)    $1.50        D
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Explanation of Responses: (1) Grant to Reporting Person of an option to buy shares of Common Stock under the 1996 Stock Option Plan.
The options become exercisable 25% one year following the date of grant and 25% one year following the date of grant and 25% on each anniversary in years two to four following the date of grant. Each of the options has ten-year term, but the term may end earlier if the optionee ceases service with the Company.
(2) Grant to Reporting Person of an option to buy shares of Common Stock under the Amended and Restated 1996 Stock Option Plan. The options become exercisable 25% one year following the date of grant and 25% on each anniversary in years two to four following the date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company.
(3) Grant to Reporting Person of an option to buy shares of Common Stock under the Amended and Restated 1996 Stock Option Plan. The options become exercisable 50% on the Date of Grant and 25% on October 1, 1999 and 25% on October 1, 2000.
(4) Grant to Reporting Person of an option to buy shares of Common Stock under the 1998 Equity Incentive Plan. The original number of options granted was 66,374 and these options became exercisable 50% on the Date of Grant and 25% on each anniversary in years two and three following the date of grant. Reporting Person has exercised 15,000 of these options.




                                                                       /s/ Brian R. Dixon                          June 3, 1999
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal   Brian R. Dixon                                  Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)